Mail Stop 3561

April 29, 2009

John A. Godfrey
Executive Vice President, Secretary and General Counsel
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

      Re: Pinnacle Entertainment, Inc.
         Item 4.01 Form 8-K
         Filed April 27, 2009
         File No. 001-13641

Dear Mr. Godfrey:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within eight business days.

1.   We note that you have requested that Deloitte & Touche LLP furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

       In addition, please amend your Form 8-K within the five days of the filing of the quarterly report on Form 10-Q for the period ended March 31, 2009, which appears to be the date of the intended resignation of Deloitte & Touche LLP, as stated in the Item 4.01 Form 8-K filed on April 27, 2009. The amended Form 8-K should indicate whether there are any disagreements through that date and include an updated letter from your former auditor addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant